Exhibit 99.1

Tiziana Life Sciences Announces Dosing of Additional Patients in

Multiple Sclerosis Expanded Access Program

NEW YORK, February 18, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced the dosing of an additional four patients in its Intermediate Size Patient Population Expanded Access (ISPPEA) for patients with non-active secondary progressive multiple sclerosis (na-SPMS) who do not qualify for the ongoing Phase 2a study (NCT06292923). To date, 14 patients have now been enrolled in the expanded access program. The first 10 patients have all shown either an improvement or stability of disease within 6 months of starting treatment.

The na-SPMS expanded access program allows patients who do not meet the inclusion criteria for the ongoing Phase 2a clinical trial to receive treatment with Tiziana’s investigational therapy, intranasal foralumab. This initiative aims to provide potential therapeutic benefits to individuals who may not otherwise have access to these promising treatments.

Ivor Elrifi, CEO of Tiziana Life Sciences, commented, “We are pleased to reach this milestone of enrolling 14 patients in our na-SPMS expanded access program. This underscores our commitment to addressing the unmet medical needs of patients with na-SPMS, particularly those who are not eligible for our ongoing Phase 2a clinical trial. We remain dedicated to advancing our therapies and look forward to further evaluating their potential through both expanded access and clinical trials.”

Tiziana Life Sciences continues to advance its comprehensive research and development efforts to bring forward novel treatments that have the potential to transform the lives of patients with neuroinflammatory disorders including na-SPMS, Alzheimer’s Disease, and ALS.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

1	https://www.pnas.org/doi/10.1073/pnas.2220272120

2	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com